SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 August 2022

Prudential plc 2022 Half Year Report

The Prudential plc 2022 Half Year Report is now available on the Company's website (in English and Traditional Chinese) at www.prudentialplc.com/en/investors/reports/2022.
In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the 2022 Half Year Report will be sent to shareholders on the Hong Kong branch share register as soon as practicable after publication.

A copy of the 2022 Half Year Report has been submitted to the National Storage Mechanism and will be available shortly for inspection at www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism.

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
Notes to Editors

About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary